77M.     Mergers



1. The merger of NACM International Fund ("The Acquiring Fund") and Nicholas-Applegate International Systematic Fund.

(a)	The Acquiring Fund is NACM International Fund. The Acquired Fund
        is Nicholas-Applegate International Systematic Fund.

(b)	The merger was effective on October 15, 2004

The merger of the Nicholas-Applegate International Systematic Fund into the NACM International Fund did not require a shareholder meeting or a proxy solicitation. ADAM was the majority shareholder of the acquired fund and ADAM executed a consent to the merger. We followed with an information statement to shareholders notifying them of the merger. Accordingly, we have no voting results to disclose.